Contact:  Fredric S. London
                                                  (212) 297-2160



     New York, August 10 -- OMI Corp. (OMM:NYSE) today announced that it has entered into a letter of intent with Astilleros Espanoles, S.A. of Madrid, Spain for the construction for OMI of two chemical/product tankers of approximately 45,000 deadweight ton (dwt) to be delivered in mid 1996. OMI has options to acquire up to an additional two sister vessels.

     OMI, a major bulk shipping company, operates in both the domestic and international shipping markets. Its fleet currently totals 46 vessels, including six chartered-in tankers and a vessel on order, and aggregates in excess of 3.9 million dwt. The Company also has significant investments in other maritime related activities, including lightering of large crude carriers in the Gulf of Mexico and workboat services.

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8/10/94